POST-EFFECTIVE AMENDMENT NO. 2 TO
                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of the Securities Exchange Act of 1934, as amended


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   EDnet, INC.
                 (Name of Small Business Issuer in its charter)



         Colorado                                       84-1273795
--------------------------------                --------------------------------
(State or other jurisdiction of                      (I.R.S. Employer
incorporation or organization)                       Identification No.)



One Union Street, San Francisco, California                        94111
--------------------------------------------                --------------------
(Address of principal executive offices)                         (Zip Code)


                    Issuer's telephone number: (415) 274-8800



Securities to be registered under Section 12(b) of the Act:

         Title of each class                     Name of each exchange on which
         to be registered:                       each class is to be registered:

                     NONE                                      NOT APPLICABLE

Securities to be registered under Section 12(g) of the Act:

                    Common Stock ($.001 par value per share)
                  --------------------------------------------
                                (Title of Class)


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                                    PART F/S

                              FINANCIAL STATEMENTS

         Footnote 12 to the audited financial statements for EDnet, Inc. for the year ended June 30, 1996 is hereby amended and restated to read in its entirety as follows:

         "12.     Supplemental  Disclosures  of Noncash  Investing and Financing
                  Activities:

                  The following noncash activity occurred during the periods under audit as follows:

         o The Company entered into capital leases for office and computer equipment in the amount of $12,901 and $66,408, for the years ended June 30, 1995 and 1996, respectively.

         o During the fiscal year 1996, the Company issued 395,228 shares of its common stock to officers and employees of the Company in lieu of payroll resulting in a noncash compensation charge of $51,002. The shares were valued using an estimation of the fair value of the stock by management and the Board of Directors.

         o In connection with the merger with APO (Note 1) in 1995, the Company issued 747,500 shares of common stock in exchange for the net assets of APO totaling $4,275. The transaction has been recorded as a recapitalization with the issuance of stock for assets and no goodwill.

         o The Company issued 390,000 of its shares of common stock in consideration for consulting services performed during fiscal year 1996. At the time of issuance these shares were valued at the closing bid price on the date of issuance discounted due to certain restrictions regarding the lack of liquidity in the near term. The total amount of $414,375 was charged to compensation expense.

         o In conjunction with the acquisition of IBS during fiscal year 1996 (Note 1), the Company issued notes payable totaling $500,000 (Note 5) and 311,284 shares of common stock valued at $622,257. The shares were valued by comparing the closing price of common shares concurrently being issued under a Regulation D offering which included one common share and one warrant and subsequently discounted due to the fact that the liquidity of the shares was restricted to a future date."

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    EDnet, INC.

                                    (Registrant)



Date:    February 21, 1997                              By: /s/Tom Kobayashi
                                                           ---------------------
                                                           Tom Kobayashi,
                                                           Chairman   and  Chief
                                                           Executive Officer



Date:    February 21, 1997                              By: /s/David Gustafson
                                                           ---------------------
                                                           David Gustafson,
                                                           President  and  Chief
                                                           Operating Officer